UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 34)

América Móvil, S.A.B. de C.V. (the “Issuer”)

(Name of Issuer)

American Depositary Shares (“L Share ADSs”), each representing 20 Series L Shares (“L Shares”)

American Depositary Shares (“A Share ADSs”), each representing 20 Series A Shares (“A Shares”)

(Title of Class of Securities)

02364W105 for L Share ADSs[1]

02364W204 for A Share ADSs[2]

(CUSIP Number)

Rafael Robles Miaja
Bufete Robles Miaja, S.C.
Bosque de Alisos No. 47 A PB

Colonia Bosques de las Lomas,

México 05120, Distrito Federal
(5255) 1105-1301

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)
(Page 1 of 23 Pages)

1 CUSIP number is for the L Share ADSs only. No CUSIP number exists for the underlying L Shares since such shares are not traded in the United States.

2 CUSIP number is for the A Share ADSs only. No CUSIP number exists for the underlying A Shares since such shares are not traded in the United States.

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 2 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos Slim Helú
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 4,950,586,338 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 535 A Shares and 4,790,078,656 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 4,950,586,338 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 535 A Shares and 4,790,078,656 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 535 A Shares and 9,740,664,994 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of A Shares and 17.6% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 3 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 2,213,920,468 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 535 A Shares and 18,795,507,895 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,213,920,468 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 535 A Shares and 18,795,507,895 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 535 A Shares and 20,362,439,805 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of A Shares and 36.7% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 4 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marco Antonio Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 2,216,241,246 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 535 A Shares and 18,795,507,895 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,216,241,246 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 535 A Shares and 18,795,507,895 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 535 A Shares and 20,364,760,583 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of A Shares and 36.7% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 5 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patrick Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 1,182,954,921 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 535 A Shares and 18,795,507,895 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,182,954,921 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 535 A Shares and 18,795,507,895 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 535 A Shares and 19,654,968,537 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of A Shares and 35.5% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 6 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) María Soumaya Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 756,293,592 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 535 A Shares and 18,795,507,895 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 756,293,592 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 535 A Shares and 18,795,507,895 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 535 A Shares and 19,551,691,493 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of A Shares and 35.3% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 7 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vanessa Paola Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 891,695,928 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 535 A Shares and 18,795,507,895 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 891,695,928 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 535 A Shares and 18,795,507,895 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 535 A Shares and 19,664,393,829 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of A Shares and 35.5% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 8 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Johanna Monique Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 917,057,873 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 535 A Shares and 18,795,507,895 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 917,057,873 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 535 A Shares and 18,795,507,895 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 535 A Shares and 19,673,166,826 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of A Shares and 35.5% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 9 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grupo Financiero Inbursa, S.A.B. de C.V. (“GFI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC and AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 535 A Shares and 1,014,003,980 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 535 A Shares and 1,014,003,980 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 535 A Shares and 1,014,003,980 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of A Shares and 1.8% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON HC

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 10 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inmobiliaria Carso, S.A. de C.V. (“Inmobiliaria Carso”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,776,074,141 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 3,776,074,141 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,776,074,141 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 11 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trust No. F/0008 (the “Telmex Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 1,575,020,348 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,575,020,348 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,575,020,348 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON EP

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 12 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trust No. F/0395 (the “Telnor Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 40,763,430 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 40,763,430 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,763,430 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON EP

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 13 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fundación Telmex, A.C. (“Fundación Telmex”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 168,049,532 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 168,049,532 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,049,532 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 14 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fundación Carlos Slim, A.C., formerly known as Fundación Carso, A.C. (“Fundación Carlos Slim” )
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 374,514,510 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 374,514,510 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 374,514,510 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 15 of 23 Pages

1

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Instituto Carlos Slim de la Salud, A.C., formerly known as Instituto Carso Salud, A.C. (“Instituto Carlos Slim de la Salud”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 38,693,200 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 38,693,200 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,693,200 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 16 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trust No. F/0126 (the “Control Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 15,397,522,674 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 15,397,522,674 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,397,522,674 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 17 of 23 Pages

Item 1. Security and Issuer.

This Amendment No. 34 (the “Thirty-Fourth Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 8, 2001, as subsequently amended (the “Schedule 13D”), by the Reporting Persons (as defined below), with respect to the American Depositary Shares (“L Share ADSs”), each representing 20 Series L Shares (“L Shares”), and the American Depositary Shares (“A Share ADSs”), each representing 20 Series A Shares (“A Shares”), of América Móvil, S.A.B. de C.V. (the “Issuer” or “AMX”). Capitalized terms used but not otherwise defined in this Thirty-Fourth Amendment have the meanings ascribed to such terms in the Schedule 13D, as amended.

Item 3. Source and Amount of Funds or Other Consideration.

Following the filing of Amendment No. 33 to the Schedule 13D filed with the Commission on November 26, 2013 (the “Thirty-Third Amendment”), the Reporting Persons acquired L Shares pursuant to the following purchases:

•	Inmobiliaria Carso purchased 187,106,613 L Shares for an aggregate purchase price of $212,543,283. The funds were obtained from the working capital of Inmobiliaria Carso.
•	GFI purchased 30,975,566 L Shares for an aggregate purchase price of $34,739,759. The funds were obtained from the working capital of certain entities controlled by GFI.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons have the following interests in A Shares and L Shares:

	A Shares(1)	L Shares(2)
	Number	% of Class	Number	% of Class
Carlos Slim Helú(3)	535	0.0%	9,740,664,994	17.6%
Carlos Slim Domit(4)	535	0.0%	20,362,439,805	36.7%
Marco Antonio Slim Domit(5)	535	0.0%	20,364,760,583	36.7%
Patrick Slim Domit(6)	535	0.0%	19,654,968,537	35.5%
María Soumaya Slim Domit(7)	535	0.0%	19,551,691,493	35.3%
Vanessa Paola Slim Domit(8)	535	0.0%	19,664,393,829	35.5%
Johanna Monique Slim Domit(9)	535	0.0%	19,673,166,826	35.5%
GFI(10)	535	0.0%	1,014,003,980	1.8%
Inmobiliaria Carso(11)	-	0.0%	3,776,074,141	6.8%
Telmex Trust(12)	-	0.0%	1,575,020,348	2.8%
Telnor Trust(12)	-	0.0%	40,763,430	0.1%
Fundación Telmex(12)	-	0.0%	168,049,532	0.3%
Fundación Carlos Slim(12)	-	0.0%	374,514,510	0.7%

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 18 of 23 Pages

Instituto Carlos Slim de la Salud(12)	-	0.0%	38,693,200	0.1%
Control Trust(13)	-	0.0%	15,397,522,674	27.8%

(1)	Based upon 679,441,204 A Shares outstanding as of February 10, 2014, as reported by the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.). Includes A Shares held in the form of A Share ADSs.
(2)	Based upon 46,022,026,136 L Shares outstanding as of February 10, 2014, as reported by the Mexican Stock Exchange. Includes L Shares held in the form of L Share ADSs. L Share totals and percentages assume that all of the A Shares and 9,399,412,660 AA Shares (which is the maximum number of AA Shares that can be converted to L Shares) held by the relevant Reporting Persons have been converted into L Shares in accordance with the restrictions set forth in Item 4 of the Schedule 13D.
(3)	Includes 4,950,586,338 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 1,878,746,745 AA Shares) owned directly by Carlos Slim Helú and shares owned by GFI and Inmobiliaria Carso.
(4)	Includes 2,213,920,468 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 646,988,558 AA Shares) owned directly by Carlos Slim Domit and shares owned by the Control Trust, GFI and Inmobiliaria Carso.
(5)	Includes 2,216,241,246 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 646,988,558 AA Shares) owned directly by Marco Antonio Slim Domit and shares owned by the Control Trust, GFI and Inmobiliaria Carso.
(6)	Includes 1,182,954,921 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 323,494,279 AA Shares) owned directly by Patrick Slim Domit and shares owned by the Control Trust, GFI and Inmobiliaria Carso.
(7)	Includes 756,293,592 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 9,994 AA Shares) owned directly by María Soumaya Slim Domit and shares owned by the Control Trust, GFI and Inmobiliaria Carso.
(8)	Includes 891,695,928 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 22,809,994 AA Shares) owned directly by Vanessa Paola Slim Domit and jointly with her spouse.
(9)	Includes 917,057,873 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 39,398,942 AA Shares) owned directly by Johanna Monique Slim Domit and jointly with her spouse.
(10)	Includes shares owned by trusts managed by GFI for the benefit of employees of entities controlled by the Slim Family.
(11)	Includes shares owned by subsidiaries of Inmobiliaria Carso.
(12)	Shares disclaimed by the Slim Family.
(13)	Includes 5,998,110,014 L Shares and 9,399,412,660 AA Shares, which are assumed to have been converted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, held for the benefit of the Slim Family.

(b) Because members of the Slim Family beneficially own a majority of the outstanding voting equity securities of AMX, GFI and Inmobiliaria Carso, members of the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of, any A Shares or L Shares owned by such persons (including those beneficially owned by the Telmex Trust, the Telnor Trust, Fundación Telmex, Fundación Carlos Slim and Instituto Carlos Slim de la Salud). Because a board, or in the case of the trusts, a technical committee, the majority of whose members are members or designees of members of the Slim Family or employees of one of the Reporting Persons that may be deemed to be controlled by the Slim Family, makes investment decisions for each of Fundación Telmex, Fundación Carlos Slim,

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 19 of 23 Pages

Instituto Carlos Slim de la Salud, the Telmex Trust, the Telnor Trust and the Control Trust, members of the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of, any A Shares or L Shares owned by Fundación Telmex, Fundación Carlos Slim, Instituto Carlos Slim de la Salud, the Telmex Trust, the Telnor Trust and the Control Trust. Except as otherwise disclosed herein, none of the Reporting Persons shares voting or disposition power with respect to any of the A Shares or L Shares owned by the Reporting Persons.

(c) All transactions in A Shares and L Shares effected by the Reporting Persons during the period beginning 60 days prior to the event which requires the filing of this statement are listed in Schedule II.

(d) Because members of the Slim Family beneficially own a majority of the outstanding voting equity securities of GFI and Inmobiliaria Carso, such members of the Slim Family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any A Shares or L Shares owned by such persons. Because a board, or in the case of the trusts, a technical committee, the majority of whose members are members or designees of members of the Slim Family or employees of one of the Reporting Persons that may be deemed to be controlled by the Slim Family, makes investment decisions for each of Fundación Telmex, Fundación Carlos Slim, Instituto Carlos Slim de la Salud, the Telmex Trust, the Telnor Trust and the Control Trust, members of the Slim Family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any A Shares or L Shares owned by Fundación Telmex, Fundación Carlos Slim, Instituto Carlos Slim de la Salud, the Telmex Trust, the Telnor Trust and the Control Trust. Except as otherwise disclosed herein, no person other than the Reporting Persons has or will have any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any A Shares or L Shares owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as disclosed in Amendment No. 24 to the Schedule 13D filed with the Commission on July 15, 2011, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to A Shares or L Shares.

Item 7. Material to be Filed as Exhibits.

The Powers of Attorney for (i) the members of the Slim Family, (ii) GFI (iii) and Inmobiliaria Carso, each filed as an exhibit to the Schedule 13G filed by the Reporting Persons with the Commission on February 14, 2014 in respect of their ownership in equity shares of YPF Sociedad Anónima are all hereby incorporated herein by reference.

Exhibit No.

Exhibit 99.1	Power of Attorney for Telmex Trust
Exhibit 99.2	Power of Attorney for Telnor Trust

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 20 of 23 Pages

Exhibit 99.3	Power of Attorney for Fundación Telmex
Exhibit 99.4	Power of Attorney for Fundación Carlos Slim
Exhibit 99.5	Power of Attorney for Instituto Carlos Slim de la Salud
Exhibit 99.6	Power of Attorney for Control Trust

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 21 of 23 Pages

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Carlos Slim Helú

Carlos Slim Domit	By: /s/ Javier Foncerrada Izquierdo
Javier Foncerrada Izquierdo
Marco Antonio Slim Domit	Attorney-in-Fact
February 20, 2014
Patrick Slim Domit

María Soumaya Slim Domit

Vanessa Paola Slim Domit

Johanna Monique Slim Domit

INMOBILIARIA CARSO, S.A. DE C.V.

By: Javier Foncerrada Izquierdo
Title: Attorney-in-Fact

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 22 of 23 Pages

GRUPO FINANCIERO INBURSA, S.A.B. DE C.V.

By: Javier Foncerrada Izquierdo
Title: Attorney-in-Fact

BANCO INBURSA S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE OF TRUST NO. F/0008

By: Javier Foncerrada Izquierdo
Title: Attorney-in-Fact

BANCO INBURSA S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE OF TRUST NO. F/0395

By: Javier Foncerrada Izquierdo
Title: Attorney-in-Fact

FUNDACIÓN TELMEX, A.C.

By: Javier Foncerrada Izquierdo
Title: Attorney-in-Fact

FUNDACIÓN CARLOS SLIM, A.C.

By: Javier Foncerrada Izquierdo
Title: Attorney-in-Fact

INSTITUTO CARLOS SLIM DE LA SALUD, A.C.

By: Javier Foncerrada Izquierdo
Title: Attorney-in-Fact

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 23 of 23 Pages

BANCO INBURSA S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE OF TRUST NO. F/0126

By: Javier Foncerrada Izquierdo
Title: Attorney-in-Fact

SCHEDULE II

For the period beginning 60 days prior to the event which requires the filing of this statement, the Reporting Persons set forth below effected the following transactions in L Shares on the Mexican Stock Exchange. The prices below reflect the price paid (in US$ based upon the Exchange Rate published by the Banco de México on the trade date) by the purchasers per L Share on the relevant trade date.

L Shares

Reporting Person	Type of	Trade Date	Number of	Price per Share
	Transaction		L Shares	US Dollars
Inmobiliaria Carso	Purchase	11/20/2013	8,000	1.10
Inmobiliaria Carso	Purchase	11/20/2013	77,000	1.10
Inmobiliaria Carso	Purchase	11/20/2013	88,900	1.10
Inmobiliaria Carso	Purchase	11/20/2013	200,000	1.10
Inmobiliaria Carso	Purchase	11/20/2013	126,100	1.10
Inmobiliaria Carso	Purchase	11/20/2013	123,681	1.10
Inmobiliaria Carso	Purchase	11/20/2013	180,342	1.10
Inmobiliaria Carso	Purchase	11/20/2013	900,000	1.11
Inmobiliaria Carso	Purchase	11/20/2013	395,977	1.11
Inmobiliaria Carso	Purchase	11/20/2013	9,884	1.11
Inmobiliaria Carso	Purchase	11/20/2013	1,530,876	1.11
Inmobiliaria Carso	Purchase	11/20/2013	244,158	1.11
Inmobiliaria Carso	Purchase	11/20/2013	44,587	1.11
Inmobiliaria Carso	Purchase	11/20/2013	999,100	1.11
Inmobiliaria Carso	Purchase	11/20/2013	71,395	1.11
Inmobiliaria Carso	Purchase	11/20/2013	201,384	1.11
Inmobiliaria Carso	Purchase	11/20/2013	560,174	1.12
Inmobiliaria Carso	Purchase	11/20/2013	2,447,469	1.12
Inmobiliaria Carso	Purchase	11/20/2013	29,100	1.12
Inmobiliaria Carso	Purchase	11/20/2013	2,425,403	1.12
Inmobiliaria Carso	Purchase	11/20/2013	10,501,733	1.12
Inmobiliaria Carso	Purchase	11/20/2013	11,421,080	1.12
Inmobiliaria Carso	Purchase	11/20/2013	11,466,667	1.12
Inmobiliaria Carso	Purchase	11/20/2013	1,000,000	1.12
Inmobiliaria Carso	Purchase	11/20/2013	575,303	1.12
Inmobiliaria Carso	Purchase	11/20/2013	424,697	1.12
Inmobiliaria Carso	Purchase	11/21/2013	2,150	1.13
Inmobiliaria Carso	Purchase	11/21/2013	60,843	1.13
Inmobiliaria Carso	Purchase	11/21/2013	54,787	1.13
Inmobiliaria Carso	Purchase	11/21/2013	200,000	1.13
Inmobiliaria Carso	Purchase	11/21/2013	1,080	1.13
Inmobiliaria Carso	Purchase	11/21/2013	200,330	1.13
Inmobiliaria Carso	Purchase	11/21/2013	485,903	1.13
Inmobiliaria Carso	Purchase	11/21/2013	14,197	1.14
Inmobiliaria Carso	Purchase	11/21/2013	726,697	1.14
Inmobiliaria Carso	Purchase	11/21/2013	2,828,650	1.14
Inmobiliaria Carso	Purchase	11/21/2013	716,906	1.14
Inmobiliaria Carso	Purchase	11/21/2013	308,457	1.14
Inmobiliaria Carso	Purchase	11/21/2013	1,852,928	1.14
Inmobiliaria Carso	Purchase	11/21/2013	9,208,963	1.14
Inmobiliaria Carso	Purchase	11/21/2013	321,545	1.14
Inmobiliaria Carso	Purchase	11/21/2013	4,597,524	1.14
Inmobiliaria Carso	Purchase	11/21/2013	3,990,812	1.14
Inmobiliaria Carso	Purchase	11/21/2013	5,688,886	1.14
Inmobiliaria Carso	Purchase	11/21/2013	18,429,581	1.14
Inmobiliaria Carso	Purchase	11/21/2013	309,761	1.15
Inmobiliaria Carso	Purchase	11/22/2013	18,053	1.14
Inmobiliaria Carso	Purchase	11/22/2013	694,535	1.14
Inmobiliaria Carso	Purchase	11/22/2013	800,000	1.14
Inmobiliaria Carso	Purchase	11/22/2013	1,070,923	1.14
Inmobiliaria Carso	Purchase	11/22/2013	1,025,747	1.14
Inmobiliaria Carso	Purchase	11/22/2013	74,253	1.15
Inmobiliaria Carso	Purchase	11/22/2013	116,489	1.15
Inmobiliaria Carso	Purchase	11/22/2013	396,618	1.15
Inmobiliaria Carso	Purchase	11/22/2013	3,382	1.15
Inmobiliaria Carso	Purchase	11/22/2013	200,000	1.15
Inmobiliaria Carso	Purchase	11/22/2013	200,000	1.15
Inmobiliaria Carso	Purchase	11/22/2013	200,000	1.15
Inmobiliaria Carso	Purchase	11/22/2013	200,000	1.15
Inmobiliaria Carso	Purchase	11/22/2013	689,706	1.16
Inmobiliaria Carso	Purchase	11/22/2013	3,465,788	1.16
Inmobiliaria Carso	Purchase	11/22/2013	1,461,859	1.16
Inmobiliaria Carso	Purchase	11/22/2013	3,638,722	1.16
Inmobiliaria Carso	Purchase	11/22/2013	1,295,313	1.16
Inmobiliaria Carso	Purchase	11/22/2013	608,995	1.16
Inmobiliaria Carso	Purchase	11/22/2013	3,017,758	1.16
Inmobiliaria Carso	Purchase	11/22/2013	781,126	1.16
Inmobiliaria Carso	Purchase	11/22/2013	4,727,322	1.16
Inmobiliaria Carso	Purchase	11/22/2013	3,086,045	1.16
Inmobiliaria Carso	Purchase	11/22/2013	6,349,340	1.16
Inmobiliaria Carso	Purchase	11/22/2013	9,367,825	1.16
Inmobiliaria Carso	Purchase	11/22/2013	276,327	1.17
Inmobiliaria Carso	Purchase	11/22/2013	233,882	1.17
GFI	Purchase	11/26/2013	1,000,000	1.13
GFI	Purchase	11/26/2013	2,000,000	1.13
GFI	Purchase	11/26/2013	4,000,000	1.13
Inmobiliaria Carso	Purchase	11/26/2013	150	1.12
Inmobiliaria Carso	Purchase	11/26/2013	45,281,414	1.13
Inmobiliaria Carso	Purchase	11/26/2013	1,772,031	1.13
GFI	Purchase	12/05/2013	106,246	1.12
GFI	Purchase	12/05/2013	493,754	1.12
GFI	Purchase	12/05/2013	300,000	1.12
GFI	Purchase	12/05/2013	100,000	1.12
GFI	Purchase	12/05/2013	23,137	1.12
GFI	Purchase	12/05/2013	907,500	1.12
GFI	Purchase	12/05/2013	69,363	1.12
GFI	Purchase	12/05/2013	150,000	1.11
GFI	Purchase	12/05/2013	496,535	1.11
GFI	Purchase	12/05/2013	1,396,826	1.11
GFI	Purchase	12/05/2013	1,332,205	1.11
GFI	Purchase	12/05/2013	100,000	1.11
GFI	Purchase	12/05/2013	100,000	1.11
GFI	Purchase	12/05/2013	265,492	1.11
GFI	Purchase	12/05/2013	229,622	1.11
GFI	Purchase	12/05/2013	404,886	1.12
GFI	Purchase	12/05/2013	1,100,000	1.12
GFI	Purchase	12/05/2013	300,000	1.12
GFI	Purchase	12/05/2013	100,000	1.12
GFI	Purchase	12/06/2013	69,401	1.11
GFI	Purchase	12/06/2013	30,599	1.12
GFI	Purchase	12/06/2013	100,000	1.12
GFI	Purchase	12/06/2013	450,000	1.12
GFI	Purchase	12/06/2013	600,000	1.12
GFI	Purchase	12/06/2013	650,000	1.12
GFI	Purchase	12/06/2013	250,000	1.12
GFI	Purchase	12/06/2013	450,000	1.12
GFI	Purchase	12/06/2013	201,940	1.12
GFI	Purchase	12/06/2013	512,192	1.12
GFI	Purchase	12/06/2013	173,060	1.12
GFI	Purchase	12/06/2013	215,522	1.12
GFI	Purchase	12/06/2013	300,000	1.12
GFI	Purchase	12/06/2013	230,727	1.13
GFI	Purchase	12/06/2013	138,499	1.13
GFI	Purchase	12/06/2013	103,060	1.13
GFI	Purchase	12/06/2013	25,000	1.13
GFI	Purchase	12/06/2013	67,353	1.13
GFI	Purchase	12/06/2013	75,000	1.13
GFI	Purchase	12/06/2013	232,647	1.13
GFI	Purchase	12/06/2013	125,000	1.13
GFI	Purchase	12/10/2013	50,000	1.12
GFI	Purchase	12/10/2013	61,896	1.12
GFI	Purchase	12/10/2013	200,000	1.12
GFI	Purchase	12/10/2013	4,047	1.13
GFI	Purchase	12/10/2013	200,000	1.13
GFI	Purchase	12/10/2013	349,100	1.13
GFI	Purchase	12/10/2013	161,266	1.13
GFI	Purchase	12/10/2013	96,853	1.13
GFI	Purchase	12/10/2013	242,982	1.13
GFI	Purchase	12/10/2013	150,000	1.13
GFI	Purchase	12/10/2013	1,133,856	1.13
GFI	Purchase	12/10/2013	300,000	1.13
GFI	Purchase	12/10/2013	50,000	1.13
GFI	Purchase	12/13/2013	105,529	1.12
GFI	Purchase	12/13/2013	93,404	1.12
GFI	Purchase	12/13/2013	601,067	1.12
GFI	Purchase	12/13/2013	200,000	1.12
GFI	Purchase	12/13/2013	40,803	1.11
GFI	Purchase	12/13/2013	945,978	1.11
GFI	Purchase	12/13/2013	13,219	1.12
GFI	Purchase	12/13/2013	129,400	1.11
GFI	Purchase	12/13/2013	663,533	1.11
GFI	Purchase	12/13/2013	2,157,267	1.11
GFI	Purchase	12/13/2013	49,800	1.11
GFI	Purchase	12/20/2013	50,000	1.13
GFI	Purchase	12/20/2013	250,000	1.13
GFI	Purchase	12/20/2013	667,219	1.13
GFI	Purchase	12/20/2013	612,728	1.13
GFI	Purchase	12/20/2013	350,000	1.13
GFI	Purchase	12/20/2013	1,070,053	1.13
Maria Soumaya Slim Domit	Sale	12/30/2013	100,000	1.16